Exhibit 21

LIST OF SUBSIDIARIES

The following is a listing of significant subsidiaries 100% owned by Seneca Foods Corporation, directly or indirectly:

Name Diana Fruit Co., Inc.	State California
Dundee Insurance Company, Inc. Gray & Company Gray Glace Products Company	Utah Oregon Oregon
Green Valley Foods LLC	Delaware
Lebanon Valley Cold Storage, LLC	Pennsylvania
Lebanon Valley Cold Storage, LP	Pennsylvania
Marion Foods, Inc. Portland Food Products Company	New York Oregon
Seneca Foods, LLC	Delaware
Seneca Snack Company	Washington